SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)

                          UNITED STATES EXPLORATION, INC.
                                  (Name of Issuer)

   SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE PREFERRED STOCK
                           (Title of Class of Securities)

                                    911 820 207
                                   (CUSIP Number)

                               REID A. GODBOLT, ESQ.
                                JONES & KELLER, P.C.
                             1625 BROADWAY, SUITE 1600
                               DENVER, COLORADO 80202
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   JUNE 15, 1995
                        (Date of Event which Requires Filing
                                 of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is being paid with the statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial owner ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tipperary Corporation, EIN 75-1236955
     -----------------------------------------------------

2.   Check the appropriate box if a member of a group*     (a) ___
     See item 2(a) of the attached Schedule 13D            (b) ___

3.   SEC USE ONLY

     _____________________________________________________

4.   Source of Funds

      OO
     -----------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is                [   ]
     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

      Texas Corporation
     -----------------------------------------------------

                         7.   Sole Voting Power        250,000
     NUMBER OF                                    -------------------
     SHARES BENE-        8.   Shared voting Power            0
     FICIALLY                                     -------------------
     OWNED BY EACH       9.   Sole Dispositive Power   250,000
     REPORTING                                    -------------------
     PERSON              10.  Shared Dispositive Power       0
                                                  -------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         250,000
     ----------------------------

12.  Check Box if the Aggregate Amount in Row (11)                  [    ]
     excludes certain Shares*

13.  Percent of Class Represented by Amount in Row (11)

         100%
     ----------------------------

14.  Type of Reporting Person*

          CO
     ----------------------------


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tipperary Corporation, EIN 75-1236955
     -----------------------------------------------------

2.   Check the appropriate box if a member of a group*     (a) ___
     See item 2(a) of the attached Schedule 13D            (b) ___

3.   SEC USE ONLY

     _____________________________________________________

4.   Source of Funds

      OO
     -----------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is                [   ]
     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

      Texas Corporation
     -----------------------------------------------------

                         7.   Sole Voting Power        104,000
     NUMBER OF                                    -------------------
     SHARES BENE-        8.   Shared voting Power            0
     FICIALLY                                     -------------------
     OWNED BY EACH       9.   Sole Dispositive Power   104,000
     REPORTING                                    -------------------
     PERSON              10.  Shared Dispositive Power       0
                                                  -------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         104,000
     ----------------------------

12.  Check Box if the Aggregate Amount in Row (11)                  [    ]
     excludes certain Shares*

13.  Percent of Class Represented by Amount in Row (11)

         100%
     ----------------------------

14.  Type of Reporting Person*

          CO
     ----------------------------


This statement is filed by Tipperary Corporation, a Texas corporation. References to currency are to the currency of the United States of America.

1.   SECURITY AND ISSUER

     (a) This statement relates to the 250,000 shares of 1994 Series A Convertible Preferred Stock, $.01 par value (the "Series A Shares"), and the 104,000 shares of 1994 Series B Convertible Preferred Stock, $.01 par value (the "Series B Shares") of United States Exploration, Inc., a Colorado corporation ("USEX"). The date of the event which required filing of this statement was July 18, 1994 (the "Relevant Date").

     (b) The principal executive offices of USEX are located at 1901 New Street, Independence, Kansas 67301.

2.   IDENTITY AND BACKGROUND

     ITEM 2 IS BEING AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

     (a) The name of the filing entity is Tipperary Corporation, a Texas corporation ("Tipperary").

     (b) Tipperary's principal business is the acquisition, development and production of crude oil and natural gas.

     (c) Tipperary's principal business and principal office address is 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202.

     (d) Tipperary and its executive officers and directors have not been convicted in a criminal proceeding during the last five years.

     (e) Tipperary and its executive officers and directors were not, during the last five years, a party to a civil proceeding of a judicial or administrative body which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The names, occupations and citizenship of the executive officers and directors of Tipperary at the Relevant Date were:

Name                     Occupation                         Citizenship
- ----                     ----------                         -----------
Carter G. Mathies        Tipperary President, Chief            U.S.
                         Executive Officer, and
                         Chairman of the Board

David L. Bradshaw        Tipperary Chief Financial             U.S.
                         and Operating Officer,
                         and Director

Jeff T. Obourn           Vice President -- Land                U.S.

Wayne W. Kahmeyer        Controller and Principal              U.S.
                         Accounting Officer

Robert T. Larson, Jr.    Vice President                        U.S.

Larry G. Sugano          Vice President                        U.S.

James A. McAuley         Tipperary Director; Chief             U.S.
                         Executive Officer of Milmac
                         Operating Company

Anthony F. Kramer        Tipperary Director; Executive         U.S.
                         Vice President and Director of
                         Draper & Kramer Incorporated

Eugene I. Davis          Tipperary Director; President         U.S.
                         and Director of Emerson Radio
                         Corp.

          The address of Messrs. Mathies, Bradshaw, Obourn, Kahmeyer, Larson, and Sugano is 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202. The address of Mr. Davis is P.O. Box 430 Parsippany, New Jersey 07054-0430. The addresses of Messrs. Kramer and McAuley are 33 West Monroe Street, Chicago, Illinois 60603 and 1125 East Loop 289, Lubbock, Texas 79403, respectively. None of the directors or executive officers noted above has personally acquired an interest in USEX.


     (g) The table below sets forth certain information regarding beneficial ownership of the Common Stock of Tipperary by (i) each person who is known by Tipperary to own beneficially 5% or more of the Tipperary Common Stock, (ii) each director or executive officer of Tipperary, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed have sole voting power and dispositive power with respect to such shares.

                                                       Percentage
Name                                    Shares         of Class(2)
- ----                                    ------         -----------
Double-Double Partners II          1,783,288(3)             15.9%
Texland Oil, Inc.                  3,117,514(3)             27.9%
SDK Incorporated                   4,900,802(3)             43.8%
Slough Parks Incorporated          4,900,802(3)             43.8%
Draper and Kramer                  4,900,802(3)             43.8%
Carter G. Mathies(1)                 478,100(6)              4.1%
David L. Bradshaw(1)                 243,437(7)              2.1%
Anthony F. Kramer(1)                   2,500(4)(5)            (9)
James A. McAuley(1)                1,833,288(4)(8)          16.3%
Eugene I. Davis (1)                   16,667(10)              (9)
Jeff T. Obourn(1)                     11,000(11)              (9)
Wayne W. Kahmeyer(1)                   3,333(12)              (9)
Robert T. Larson, Jr.(1)               5,000(13)              (9)
Larry G. Sugano(1)                         -(14)              (9)

Executive officers and
directors as a group,
six in number                      2,593,325                21.7%

________________________

(1)  An officer and/or director of the Company.

(2) Securities not outstanding, but included in the beneficial ownership of each such person, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.


(3) The information set forth in the remainder of this footnote was obtained from Amendment No. 8 to a Schedule 13D, dated June 30, 1993, of SDK Incorporated ("SDK"), Double-Double Partners II ("Double-Double"), Texland Oil, Inc. ("Texland"), Slough Parks Incorporated ("Slough Parks") and James A. McAuley. SDK, a Delaware corporation, owns 100% of the common stock of Texland, owns 87.75% of the partnership interests of Double-Double and is the managing general partner of Double-Double. Slough Parks, a Delaware corporation, is the principal shareholder of SDK by virtue of its 80% ownership of the issued and outstanding voting securities of SDK; Slough Parks Holding, Inc. ("SPH"), a Delaware corporation, is the sole shareholder of Slough Parks; Slough Trading Estate Limited, a limited liability company formed under the laws of the United Kingdom ("STEL"), is the sole shareholder of SPH; Slough Properties Limited ("SPL"), a limited liability company formed under the laws of the United Kingdom, is the sole shareholder of STEL; Slough Estates plc ("Slough Estates"), a public limited liability company formed under the laws of the United Kingdom, is the sole shareholder of SPL. Slough Estates is a publicly held limited liability company, whose principal office is located at 234 Bath Road, Trading Estate, Slough SL2 4EE, England. To the knowledge of Slough Estates, no shareholder owns more than 5% of its outstanding shares except for R. W. Diggins, who beneficially owns 5.45% of the issued ordinary share capital of Slough Estates. The address of Double-Double, Texland, Draper & Kramer Incorporated and Slough Parks is 33 West Monroe Street, Chicago, Illinois 60603.

(4) Mr. McAuley is a general partner of Double-Double. Mr. Kramer is Chairman of the Board of Texland. Mr. Kramer, however, individually disclaims beneficial ownership of any shares owned by Texland. The addresses of Messrs. Kramer and McAuley are 33 West Monroe Street, Chicago, Illinois 60603 and 1125 East Loop 289, Lubbock, Texas 79403, respectively.

(5) Excludes 2,500 shares of Tipperary Common Stock owned by Mr. Kramer's wife, to which he disclaims beneficial ownership.

(6) Includes presently exercisable warrants to purchase 436,667 shares of the Tipperary Common Stock; however, excludes warrants to purchase 33,333 shares of the Tipperary Common Stock which do not begin to vest until January 26, 1996. Also, includes 33,333 shares which have vested under a Tipperary option plan (of which 66,667 shares remain unvested.)

(7) Includes presently exercisable warrants and options to purchase 205,000 shares of the Tipperary Common Stock. Also includes 34,583 shares which have vested under a Tipperary option plan (of which 66,667 shares remain unvested.)

(8) Includes presently exercisable warrants to purchase 50,000 shares of Tipperary Common Stock.

(9)  Less than 1%.

(10) Includes 16,667 shares of Tipperary Common Stock presently exercisable pursuant to a warrant to purchase 50,000 shares of the Tipperary Common Stock.

(11) Represents 11,000 shares of Tipperary Common Stock vested under a Tipperary option plan (options for 19,000 shares remain unvested.)


(12) Represents 3,333 shares of Tipperary Common Stock vested under a Tipperary option plan (options for 6,667 shares remain unvested.)

(13) Represents 5,000 shares of Tipperary Common Stock vested under a Tipperary option plan (options for 10,000 shares remain unvested.)

(14) Does not include options to purchase 15,000 shares of Tipperary Common Stock which do not begin to vest until October 10, 1995.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The securities to which this statement relates were issued to Tipperary pursuant to a Purchase Agreement between USEX and Tipperary dated July 18, 1994 (the "Agreement," a copy of which is attached as Exhibit 1 hereto).

     (b) Pursuant to the Agreement, USEX issued the securities as consideration for Tipperary's conveyance of fee simple title to an inactive oil refinery and related facilities and land located near Corpus Christi, Texas.


4.   PURPOSE OF TRANSACTION

     As noted in Item #3, all 250,000 shares of the Series A Shares and all 104,000 shares of the Series B Shares were issued to Tipperary pursuant to the Agreement, whereby Tipperary transferred fee simple title to an inactive oil refinery and related facilities and land located near Corpus Christi, Texas in consideration for the securities.

     In connection with the transaction, USEX filed on July 18, 1994, Articles of Amendment to its Articles of Incorporation establishing the Series A Shares and the Series B Shares (collectively the "Preferred Shares").
     The following is a summary of the material provisions of the statement establishing the Preferred Shares:

     (a) PREFERENCE. The Preferred Shares have a preference upon liquidation, dissolution or winding up of USEX of $5.00 per share plus all accrued but unpaid dividends thereon.

     (b) DIVIDENDS. The Preferred Shares are entitled to receive, out of funds of USEX legally available therefor, cumulative cash dividends at the annual rate of $.25 per share. Holders of the Preferred Shares may also elect to convert dividends into USEX common stock, par value $.0001 (the "Common Stock") at the market price of the Common Stock in a manner exempt from or registered pursuant to applicable securities laws and regulations.

     (c) RANK. The Series A Shares and the Series B Shares, with respect to dividend rights and rights on liquidation, winding up or dissolution of USEX, rank on an equal level with one another, but both rank senior to USEX's Common Stock, and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding.

     (d) VOTING RIGHTS. The Preferred Shares have the following voting rights:

          (I) The affirmative vote of at least a majority of the votes entitled to be cast with respect to the outstanding Preferred Shares, each series of the Preferred Shares voting separately as one class, is (1) necessary to authorize, create or increase shares of any class or series of equity securities which contain preferential dividend rights or rights upon liquidation, winding up or dissolution of USEX, or which possess rights which allow for voting separately as one class with the Preferred Shares other than with respect to the election of directors on a basis of one vote or less for each $5.00 of liquidation preference thereof; and (2) necessary to repeal, amend or change any provisions USEX's Articles of incorporation affecting the powers, preferences, voting power or other rights or privileges of the Preferred Shares.

          (ii) So long as shares of the Series A Shares or Series B Shares remain outstanding, the holders thereof, voting separately as one class, have the right to fill one directorship at each meeting of the shareholders duly held for the purpose of electing directors. Furthermore, if the payment of declared dividends in the amount of at least one full yearly dividend on the then outstanding Series A Shares or Series B Shares is in default, then without further action, the USEX Board of Directors will be increased by one director and the holders of outstanding Preferred Shares, voting separately as one class, have the right to fill the new directorship at a meeting held for that purpose within 60 days after the default and subsequently at each meeting of the shareholders duly held for the purpose of electing directors until such default is abated.

     (e) REDEMPTION. On or after September 30, 1994, the Preferred Shares may be redeemed in whole or in part, at the option of USEX at the redemption price of $5.00 per share. Also, upon a "change of control" of USEX, the holder of the Preferred Shares may require USEX to redeem all of the Preferred Shares at a redemption price equal to $5.00 per share plus an amount equal to accumulated and unpaid dividends, whether or not declared. The term "change of control" is defined as (I) any sale or issuance of series of preferred stock or sales and/or issuances of Common Stock by USEX or any holders thereof which results in any person or group of affiliated persons (other than the owners of Common Stock immediately prior to the initial issuance of the Series A Shares and Series B Shares and their affiliates and associates) owning more than 50% of the Common Stock outstanding immediately after the time of such sale or issuance or the last of such sales and/or issuances,
          (ii) a sale or transfer of more than 80% of the assets of USEX (measured by the lesser of book value in accordance with generally accepted accounting principles consistently applied or fair market value determined in the reasonable good faith judgment of the Board of Directors) in any transaction or series of related transactions or (iii) any merger or consolidation to which USEX is a party, except for a merger in which USEX is the surviving corporation and, after giving effect to such merger, the holders of USEX's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Board of Directors immediately prior to the merger shall own USEX's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Board of Directors and except for a change in control which may occur under debentures of USEX issued to Petrolantic Ltd. existing as of the date hereof. If payment of any declared dividends on the Preferred Shares is not paid, no Preferred Shares shall be redeemed, unless consented to in writing by a holder thereof after receipt of written notice from USEX unless all such shares are simultaneously redeemed.

     (f) CONVERSION. (a) Optional Conversion -- The holder of Preferred Shares shall have the right at such holder's option, at any time or from time to time, to convert any of such shares of Series A Shares or Series B Shares into fully paid and nonassessable shares of Common Stock at the Conversion Price (as hereinafter defined). In case any share of Series B Shares is called for redemption, such right of conversion shall terminate at the close of business on the 10th day prior to the Redemption Date (as defined in the Articles of Amendment to USEX's Articles of Incorporation establishing the Series A Shares and the Series B Shares, which is an exhibit to the Agreement, which is attached hereto as Exhibit 1) or, if USEX defaults in the payment of the redemption price, at the close of business on the 10th day prior to the Final Redemption Date (as defined in the Articles of Amendment to USEX's Articles of Incorporation establishing the Series A Shares and the Series B Shares, which is an exhibit to the Agreement, which is attached hereto as Exhibit 1). In case any share of Series A Shares is called for redemption, such right of conversion shall terminate at the close of business on the day notice of redemption is received by the holder of Series A Shares; provided, however, that upon default on any announced redemption by USEX of Series A Shares, the holder shall be allowed to convert shares of Series A Shares for a period of 60 days immediately after a default of a redemption by USEX.

          (b) Other Conversion -- Each outstanding share of the Series A Shares or Series B Shares shall, at the holder's option, be converted, without any further act of USEX or its shareholders, into fully paid and nonassessable shares of Common Stock at the Conversion Price then in effect upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of the Common Stock for the account of USEX in which the aggregate gross proceeds received by USEX equals or exceeds $10,000,000.

          (c) Conversion Price -- Each share of Series A Shares or Series B Shares shall be converted into a number of shares of Common Stock determined by dividing (I) the sum of (A) $5.00 plus (B) any dividends on such share of Series A Shares or Series B Shares which such holder is entitled to receive, but has not yet received, by
          (ii) the Conversion Price in effect on the Conversion Date. The Conversion Price at which shares of Common Stock shall initially be issuable upon conversion of the shares of Series A Shares and Series B Shares shall be $2.25. The Conversion Price shall be subject to adjustment as set forth in subparagraph 6(f) of the Articles of Amendment to USEX's Articles of Incorporation establishing the Series A Shares and the Series B Shares, which is an exhibit to the Agreement, which is attached hereto as Exhibit 1). No payment or adjustment is to be made for any dividends on the Common Stock issuable upon such conversion.


5.   INTEREST IN SECURITIES OF THE ISSUER

     At the Relevant Date, Tipperary was issued and held all authorized shares of Series A Shares, representing 250,000 shares and all authorized shares of Series B Shares, representing 104,000 shares. As such, Tipperary has sole voting and dispositive power regarding the Preferred Shares. None of the directors or executive officers of Tipperary has personally acquired an interest in the Series A Shares or Series B Shares.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6(a) of this Schedule 13D is hereby amended to add the second paragraph below:

     (a) Pursuant to the Agreement, Tipperary has the option to advance funds required to pay for the retirement of outstanding Series B and Series C Debentures (the "Debentures") issued by USEX to Petrolantic, Ltd., a former principal shareholder of USEX. Upon advancement of such funds, Tipperary would assume the position of the holder of the Debentures and inure to the benefit of, and be subject to all obligations of, the Debentures. However, the amounts due under the Debentures from USEX would be extended for a period of twelve months from the date of Tipperary assumption, or in the alternative and at Tipperary's election, USEX would enter into an interest-bearing, convertible promissory note payable to Tipperary in place of the Debentures.

          On June 15, 1995, by execution of a letter agreement between Tipperary and USEX, Tipperary agreed to waive its option to advance funds with respect to the retirement of the Series C Debentures. The waiver was made as an accommodation to USEX with respect to USEX's proposed acquisition of oil and gas assets from an unrelated third party, whereupon said proposed acquisition is conditioned on the third party acquiring the Series C Debentures. The letter agreement provides that if USEX's proposed acquisition is not consummated, the Tipperary's option with respect to the Series C Debentures will be reinstated to the same status as originally agreed upon.

     (b) Except for the Agreement, there are no other contracts, arrangements, understandings or relationships with respect to Securities of the USEX.


7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of this Schedule 13D is amended to add Exhibit 99.1 noted below.

     Exhibit 1   -  United States Exploration, Inc. 1994 Series A Convertible
                    Preferred Stock and 1994 Series B Convertible Preferred Stock Purchase Agreement by United States Exploration, Inc. and Tipperary Corporation dated July 18, 1994 and Exhibits.

     Exhibit 99.1- Letter Agreement between United States Exploration, Inc. and Tipperary Corporation executed on June 2, 1995 and executed by Tipperary Corporation on June 15, 1995.


8.  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the signatory below certifies that the information set forth in this statement is true, complete and correct.


TIPPERARY CORPORATION

/s/ Carter G. Mathies
__________________________           Dated:  July 19, 1995
Carter G. Mathies,
President, Chief Executive Officer,
and Chairman of the Board